

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

George Schrade
Principal Financial Officer
Graham Alternative Investment Fund II LLC
c/o Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT 06853

> **Re: Graham Alternative Investment Fund II LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-53967**

Dear George Schrade:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Crypto Assets